UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7) *

Sunrise Telecom Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

86769Y 10 5

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Includes 1,200 shares held as custodian, 9,853,560 shares held by the Marshall Family Revocable Trust, and 165,000 shares issuable upon the exercise of outstanding stock options, which are exercisable within 60 days of December 31, 2008.

2	Based on 51,349,058 shares of the Issuer’s common stock outstanding as of December 31, 2008.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul A. Marshall
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 11,744,760
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 11,744,760
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,744,760
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1(a).	Name of Issuer:

Sunrise Telecom Incorporated

Item 1(b).	Address of Issuer’s Principal Executive Offices:

302 Enzo Drive, San Jose, California 95138

Item 2(a).	Name of Person Filing:

Paul A. Marshall

Item 2(b).	Address of Principal Business Office or, if None, Residence:

302 Enzo Drive, San Jose, California 95138

Item 2(c).	Citizenship:

USA

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

86769Y 10 5

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)

(b)

(c)

(d)

(e)

(f)

(g)	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)

(j)	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

11,744,760 shares 1

(b)	Percent of class:

23% 2

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 11,744,760

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 11,744,760

(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2009
(Date)

/s/ Paul A. Marshall
(Signature)

Paul A. Marshall
President & Chief Executive Officer
(Name/Title)